VIA EDGAR

August 19, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Christian Windsor
Matt McNair
Hugh West
Paul Cline

	Re:	Park Sterling Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed July 1, 2011
File No. 333-174041

Ladies and Gentlemen:

On behalf of Park Sterling Corporation (“Park Sterling”), we hereby submit the responses of Park Sterling and Community Capital Corporation (“Community Capital”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated July 25, 2011 (the “Comment Letter”) with respect to Amendment No. 1 filed July 1, 2011 (“Amendment No. 1”) to Park Sterling’s Registration Statement on Form S-4, Registration No. 333-174041 (the “Form S-4”).  This letter and Park Sterling’s Amendment No. 2 (“Amendment No. 2”) to the Form S-4 are being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of Park Sterling or Community Capital, as applicable.  All references to page numbers in these responses are to the pages of Amendment No. 2.

Comment Letter dated July 25, 2011

 Form S-4/A filed July 1, 2011

 General

1.	We note your response to comment 5 in our letter dated June 3, 2011. Please provide us with a copy of the offering circular that was used in connection with your August 2010 public offering.

United States Securities and Exchange Commission
August 19, 2011

Response to Comment 1:

A copy of the offering circular used in connection with Park Sterling’s August 2010 public offering (the “Public Offering”) is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”).  Counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof and has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.
In order to expedite our review of your next amendment, please include the full response to each comment within your response letter along with the page references as to where the disclosure is included within your amendment. This will enable us to consider all revisions within the context of the comments and to ensure that we are able to appropriately identify the revisions made with the comment which generated them.

Response to Comment 2:

Park Sterling notes the Staff’s comment and has included the full response to each comment within this response letter, along with the page reference as to where the disclosure is included within Amendment No. 2.

3.	Please tell us how you calculated the number of Park Sterling shares to be exchanged for all of the outstanding Community Capital shares.

Response to Comment 3:

The number of Park Sterling shares to be exchanged for all of the outstanding Community Capital shares was calculated in the following manner:

•	There are a total of 10,721,350 shares of Community Capital common stock issued, of which 660,573 shares are treasury stock, resulting in total shares outstanding of 10,060,777.
•	Pursuant to the terms of the merger, 60% of the outstanding Community Capital shares, or 6,036,466 (rounded to the nearest whole share), will be exchanged for shares of common stock of Park Sterling.
•
The exchange ratio is 0.6667 shares of Park Sterling common stock for each share of Community Capital common stock, resulting in a total of 4,024,512 shares of Park Sterling common stock (rounded to the nearest whole share) to be issued in the merger.

•
Since the exact number of shares to be issued cannot be determined until the effective date of the merger, Park Sterling has rounded the number calculated above up to 4,024,550 when disclosing in the Form S-4 the approximate number of shares to be issued in the merger.

•
In Amendment No. 2, Park Sterling has revised the table in Note 5 (Preliminary Purchase Accounting Calculation) to the Unaudited Pro Forma Condensed Combined Financial Information on pages 186-87 to reflect the exact share calculation of 4,024,512. Previously, the number in the table was rounded to the nearest thousand (i.e., 4,025). The table, as so revised, is set forth below:

United States Securities and Exchange Commission
August 19, 2011

(Dollars in thousands, except per share data)
	June 30, 2011

Pro Forma purchase price
Community Capital common stock	10,060,777
Closing price per share of Park Sterling common stock (1)	$4.95

60% Stock consideration
Community Capital common stock		6,036,466
Exchange ratio		0.6667
Total shares of Park Sterling stock exchanged	$19,921	4,024,512

40% Cash consideration at $3.30 per share	$13,280
Total pro forma purchase price	$33,201
Preliminary allocation of the pro forma purchase price
Community Capital shareholder's equity	49,326
Community Capital intangible assets	(1,076)

Adjustments to reflect assets acquired and liabilities assumed at fair value:
Interest-earning balances at banks	(8)
Loans	(52,114)
Allowance for loan losses	14,598
Premises and equipment, net	1,709
Intangible assets	3,000
Deferred taxes	13,213
Deposits	(642)
Long-term borrowings	(3,589)
Subordinated debt	4,000
Accrued expenses and other liabilities	(1,900)
Fair value of net assets acquired	26,517
Preliminary pro forma goodwill resulting from the merger	$6,684

(1) Assumed closing price

 Opinion of Financial Advisor to Community Capital, page 43

4.
We note your response to comment 24 in our letter dated June 3, 2011. In addition to disclosing that Community Capital has agreed to pay Howe Barnes a fee equal to 1.25% of the total consideration received by Community Capital and its shareholders, please revise to disclose an estimated dollar value of this arrangement as of the most recent practicable date.

Response to Comment 4:

In response to the Staff’s comment, Community Capital has replaced the 5th paragraph on page 48 in its entirety with the following:

“Community Capital has agreed to pay Howe Barnes a fee equal to 1.25% of the total consideration received by Community Capital and its shareholders for Howe Barnes’s financial advisory services rendered in connection with the merger. Based on the closing price of Park Sterling’s common stock on August 15, 2011 of $4.11, Howe Barnes would be entitled to receive a fee of approximately $372,762. Based on the closing price of Park Sterling’s common stock assumed in the Unaudited Pro Forma Condensed Combined Financial Information on pages 180 to 187 of $4.95 per share, Howe Barnes would be entitled to receive a fee of approximately $415,007.  The exact amount of the fee will be dependent on the value of Park Sterling’s common stock on the date of the merger. Howe Barnes has already received $135,000 of this fee, which was payable by Community Capital upon execution of the merger agreement, and the remainder of Howe Barnes’s fee less a nonrefundable retainer of $15,000 is payable upon successful completion of the merger. Community Capital’s board of directors was aware of this fee structure and took it into account in considering Howe Barnes’s fairness opinion and in approving the merger. In addition, Community Capital has agreed to reimburse Howe Barnes for its reasonable expenses, not to exceed $10,000 in the aggregate, incurred in connection with its engagement and to indemnify Howe Barnes against certain liabilities arising out of the merger. During the two years preceding the date of the opinion, Howe Barnes has not had a material relationship with Community Capital or Park Sterling where compensation was received or that it contemplates will be received after closing of the merger.”

United States Securities and Exchange Commission
August 19, 2011

 Information About Park Sterling Corporation

 Recent Developments, page 81

5.
Please revise your recent developments section to disclose any changes in financial condition and results of operations for the second quarter of 2011, to the extent that this information is available.

Response to Comment 5:

Park Sterling notes the Staff’s comment and, since Park Sterling has now filed its Quarterly Report on Form 10-Q for the second quarter of 2011, in lieu of revising its recent developments section, Park Sterling has updated its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), beginning on page 84, to reflect changes in its financial condition and results of operations for the second quarter of 2011. In addition, Unaudited Condensed Consolidated Financial Statements of Park Sterling as of and for the six months ended June 30, 2011 have been inserted into Amendment No. 2, beginning on page F-2.

 Summary of Recent Events, page 84

6.	We note your response to comment 29 in our letter dated June 3, 2011. Please revise to disclose the information provided in the second paragraph of your response.

Response to Comment 6:

In response to the Staff’s comment, Park Sterling has inserted the following as a new 5th paragraph on page 84:

“In May 2011, Park Sterling filed an application with the U.S. Treasury to determine Park Sterling Bank’s eligibility to participate in the Small Business Lending Fund (SBLF). If approved, participation in the SBLF could lead to the issuance of qualifying preferred stock or equivalents. However, no determination has been made on the part of the U.S. Treasury as to Park Sterling Bank’s eligibility to participate in the SBLF and Park Sterling has not determined if it will participate if approved.”

United States Securities and Exchange Commission
August 19, 2011

Park Sterling’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 97

7.
We refer to your response to comment 32 of our June 3, 2011 letter. Please revise to explain why 39% of your home equity loans are not secured by second mortgages, including a complete description of the risks associated with these loans, how you monitor the quality of these assets and how you ensure satisfaction of these loans in any foreclosure proceedings. Describe here or elsewhere, as appropriate, how not having these loans secured by an interest in the underlying collateral affects your policy for developing the allowance for loan losses related to them.

Response to Comment 7:

The 39% of Park Sterling’s home equity lines of credit (“HELOC”) portfolio not secured by second mortgages is secured by first mortgages. In response to the Staff’s comment, Park Sterling has clarified its disclosure in the 2nd paragraph on page 99 as follows:

“Park Sterling’s second mortgage exposure is primarily attributable to its home equity lines of credit (HELOC) portfolio, which totals approximately $55 million as of June 30, 2011, of which approximately 60% is secured by second mortgages and approximately 40% is secured by first mortgages.”

Financial Condition

Asset Quality and Allowance for Loan Losses, page 99

8.
We refer to your response to comment 33 of our June 3, 2011 letter. It remains unclear to us why you continue to rely on peer group information in developing your allowance for loan loss, how you identify and obtain relevant and current peer information and how you apply that information to your loan portfolio.  We note that many in your industry have significantly shortened their look back periods for determining historical loss factors.  For instance, Community Capital uses a four-quarter rolling average to develop its allowance for loan losses.  Based on the significant charge-offs that you have recorded in each quarter in 2010 and in the first quarter of 2011 compared to balances of the allowance for loan losses at the beginning of each period, it is not clear to us that your methodology captured the deterioration of your loan portfolio on a timely basis.  Please address the following:

•	Tell us how many periods (i.e. look back periods) of peer data you use in determining historical loss factors.

•
For each quarter in 2010 and through the first quarter of 2011, provide us the peer data used to develop your allowance for loan losses. Identify the peer(s), where you obtained the information, how you determined it was relevant to your portfolio, and how often you updated it.

United States Securities and Exchange Commission
August 19, 2011

•
Explain to us in detail how your mapping process works and how you applied it to the peer data in order to fit your portfolio. Provide us, by internal loan grade, the mapped peer data for each quarter in 2010 and through the first quarter of this year.

•
Provide us the historical charge-off rates for each loan classification and internal loan grade for each quarter in 2010 and through the first quarter of 2011. Ensure that you clearly identify how this information relates to the mapped peer data requested in the prior bullet point.

•
Provide us a discussion that compares and contrasts your historical charge-off rates for each quarter in 2009 and through the first quarter of 2011 with the mapped peer review information and the resultant loss factors applied to your portfolio in developing your allowance for loan losses.

Response to Comment 8:

Historical Reliance on Peer Group Data

In conformity with the 2006 Interagency Policy Statement on the Allowance for Loan and Lease Losses, to date, Park Sterling has relied on peer group mapping and peer ratio analysis (together, peer group information) due to its limited internal loss experience. Through the third quarter of 2010, Park Sterling had recorded only 33 incidents of individual loan defaults related to 19 borrowers, totaling $4.9 million and representing 0.31% of average loans (annualized) per quarter, as shown in the table below: ($ in thousands)

Park Sterling’s Historical Quarterly Loss Rates Through September 30, 2010
Reporting Period	# Loan Defaults	# Borrower Defaults	$ Loan Defaults	% of Avg. Loans (annualized)
2006Q4	0	0	$ 0	0.00%
2007Q1	0	0	0	0.00%
2007Q2	0	0	0	0.00%
2007Q3	0	0	0	0.00%
2007Q4	0	0	0	0.00%
2008Q1	0	0	0	0.00%
2008Q2	0	0	0	0.00%
2008Q3	0	0	0	0.00%
2008Q4	4	3	374	0.41%
2009Q1	1	1	46	0.05%
2009Q2	0	0	0	0.00%
2009Q3	2	1	335	0.34%
2009Q4	4	3	1,058	1.07%
2010Q1	6	3	554	0.56%
2010Q2	4	2	502	0.50%
2010Q3	12	6	1,986	1.97%
Total	33	19	$ 4,855	--
Average	2.1	1.2	$ 303	0.31%

United States Securities and Exchange Commission
August 19, 2011

Reliance on this small historical sampling would have, in management’s judgment, yielded an allowance calculation insufficient to appropriately estimate loss content in the portfolio. For example, had Park Sterling based its allowance methodology solely on a four-quarter rolling average of internal losses, the resulting calculation would have produced an allowance materially lower than the actual reported allowance.  Management further believes it would have been insufficient to rely on the minimum 1.50% allowance commitment made by Park Sterling to the Federal Deposit Insurance Corporation (“FDIC”) and North Carolina Office of the Commissioner of Banks in connection with approval of Park Sterling’s banking charter.  The differences between Park Sterling’s actual reported allowance, the regulatory minimum and an internal loss-based four-quarter rolling average are illustrated in the table below:

Comparison of Park Sterling’s Reported Allowance to Allowance Calculations Based on Regulatory Commitment and Internal Loss Data
Reporting Period	Actual Reported Allowance	Minimum Regulatory Allowance	Variance to Actual Reported	Internal Loss Rolling Avg. Allowance	Variance to Actual Reported
2009Q1	1.50%	1.50%	0 bps	0.12%	(138) bps
2009Q2	1.58%	1.50%	(8) bps	0.12%	(146) bps
2009Q3	1.79%	1.50%	(29) bps	0.20%	(159) bps
2009Q4	1.86%	1.50%	(36) bps	0.37%	(149) bps
2010Q1	2.12%	1.50%	(62) bps	0.49%	(163) bps
2010Q2	2.25%	1.50%	(75) bps	0.62%	(163) bps
2010Q3	3.31%	1.50%	(181) bps	1.03%	(228) bps
Note: Estimated allowance based on rolling four-quarter average of actual loss history. The large increase in the allowance in 2010Q3 to 3.31% from 2.25% in 2010Q2 was driven by management’s refinements to its allowance methodology to incorporate a new qualitative component and thereby better estimate loss content in the portfolio. This is discussed in greater detail in the response to Comment 9 below.

The illustration above shows that a four-quarter rolling internal loss calculation would have produced an allowance of 1.03% for the third quarter of 2010, or 228 basis points below the actual reported allowance of 3.31%.  Material differences are also evident in each of the preceding quarters.  The use of peer group information enabled management to benefit from the longer operating history and deeper loss experience of other, similar banks.  The table below demonstrates that this approach did, as intended, consistently generate a higher allowance in advance of recognized losses (as measured by annualized net charge-offs to average loans):

Comparison of Park Sterling’s Quarterly and Cumulative Increase in Losses to Quarterly and Cumulative Increase in Allowance
Reporting Period	Quarterly Increase in Loss Rate	Quarterly Increase in Allowance	Variance	Cumulative Increase in Loss Rate	Cumulative Increase in Allowance	Variance
2009Q2	N/A	8 bps	8 bps	N/A	8 bps	8 bps
2009Q3	8 bps	21 bps	13 bps	8 bps	29 bps	21 bps
2009Q4	17 bps	7 bps	(10) bps	25 bps	36 bps	11 bps
2010Q1	12 bps	26 bps	14 bps	37 bps	62 bps	25 bps
2010Q2	13 bps	13 bps	0 bps	50 bps	79 bps	29 bps
2010Q3	41 bps	106 bps	65 bps	91 bps	181 bps	90 bps
Note: Increases are determined by calculating the basis point difference between period results. For example, the quarterly increase in loss rate in 2009Q3 represents the difference between the 2009Q2 annualized loss rate of 0.12% and the 2009Q3 annualized loss rate of 0.20% from the previous table.

United States Securities and Exchange Commission
August 19, 2011

Management believes that Park Sterling’s allowance methodology performed satisfactorily during this period of exceptional economic volatility.  Specifically, the allowance increased by a cumulative 181 basis points over the six quarters ended September 30, 2010 and consistently matched or exceeded the subsequent increase in annualized loss rates.  The only period when this test failed was during the third quarter of 2010, when the immediately preceding increase in the cumulative allowance fell 12 basis points short of the cumulative increase in current period losses (79 basis points for second quarter of 2010 allowance compared to 91 basis points for third quarter of 2010 losses). Management believes this performance demonstrates the value of incorporating peer group information in Park Sterling’s allowance methodology.

While Park Sterling believes it has an effective internal control framework supporting its allowance methodology, Park Sterling obtains additional comfort from the periodic reviews conducted by its regulatory examiners and from the annual financial statement audit conducted by its external independent accounting firm.

Plan for Use of Internal Loss Data

Management acknowledges the importance of including internal loss history in its allowance methodology and fully intends to incorporate it as soon as a meaningful data sample is available.  Over the last three quarters, as the extended economic slowdown negatively impacted Park Sterling’s loan portfolio, particularly exposures related to residential construction and development, management recorded an additional 64 incidents of individual loan defaults related to 32 borrowers, totaling $18.7 million, as shown in the table below: ($ in thousands)

Park Sterling’s Historical Quarterly Loss Rates From December 31, 2010 through June 30, 2011
Reporting Period	# Loan Defaults	# Borrower Defaults	$ Loan Defaults	% of Avg. Loans (annualized)
2010Q4	28	19	$ 9,000	8.86%
2011Q1	22	10	5,581	5.15%
2011Q2	14	3	4,096	3.87%
Total	64	32	$ 18,677	--
Average	21.3	10.7	$ 6,256	5.96%

Given this more material loss history, Park Sterling initiated a project during the first half of 2011 to evaluate internal loan data for incorporation into the allowance methodology.  This analysis requires a manual reconstruction of grade migration for cohorts of loans (loans grouped by their origination period and type).  The initial data collection work has been completed and Park Sterling is currently validating the referenced cohorts. Management expects to run a parallel test model (or models) during the third quarter of 2011, evaluate performance of such model (or models) and then, during the fourth quarter of 2011, introduce a new or modified allowance methodology incorporating that internal loss history.

United States Securities and Exchange Commission
August 19, 2011

For comparative purposes, the following table shows, for each of the last three reporting periods, a hypothetical calculation of the allowance based solely on internal loss history compared with Park Sterling’s minimum regulatory allowance commitment and the actual allowance recorded:

Comparison of Park Sterling’s Reported Allowance to Allowance Calculations Based on Regulatory Commitment and Internal Loss Data
Reporting Period	Actual Reported Allowance	Minimum Regulatory Allowance	Variance to Actual Reported	Internal Loss Rolling Avg. Allowance	Variance to Actual Reported
2010Q4	3.11%	1.50%	(112) bps	2.75%	(36) bps
2011Q1	3.03%	1.50%	(155) bps	3.92%	89 bps
2011Q2	2.95%	1.50%	(145) bps	4.73%	178 bps
Note: Estimated allowance based on rolling four-quarter average of actual loss history.

Management believes that this table illustrates the challenge of relying solely on a mathematical formula in determining an adequate allowance.  Even with the significant losses experienced in the fourth quarter of 2010, a simple rolling average calculation would have produced an allowance requirement of 2.75% compared to the actual 3.11% reported in the period, thereby understating management’s judgment of the appropriate allowance level.  Conversely, the same simple rolling average calculation would have produced an increasing allowance requirement through the first two quarters of 2011, despite improving asset quality trends, as reflected in the comparative asset quality charts presented in Subpart E below.  Park Sterling actually reported slightly lower allowance levels in each of the first two quarters of 2011, which is directionally consistent with management’s judgment of risk trends in the portfolio.

Given the challenges of relying solely on a mathematical formula in determining an adequate allowance, it is critical both to accurately validate internal loss data (utilizing the previously described cohorts) and to appropriately incorporate that data into any allowance methodology, for example, by recognizing and adjusting for potential calculation bias through techniques such as longer duration data sets, statistical weighting factors and/or qualitative components.  As discussed above, given the time required to appropriately evaluate these issues, management has targeted the fourth quarter of 2011 for introducing a new or modified allowance methodology.

 Responses to Specific Staff Questions

A.	Tell us how many periods (i.e. look back periods) of peer data you use in determining historical loss factors.

Park Sterling did not utilize specific look back periods for the peer group data used to determine the historical loss factors incorporated in its current allowance methodology.  Instead, Park Sterling utilized data obtained by polling four community banks in North Carolina during the fourth quarter of 2008 as to the then-current loss factors assigned to their internal risk grades.  These banks were selected given their (i) involvement in commercial real estate lending, including construction and development; (ii) metropolitan market focus (two were based in the Charlotte MSA and two in the Raleigh MSA); and (iii) size (approximately $600 million, $800 million, $900 million and $1.2 billion, respectively).   Since Park Sterling does not have access to the confidential specific loss history of the originally polled banks, model results have subsequently been compared to available broader peer group asset quality and allowance data.  Please refer to Subpart E below for the most recent peer group comparisons.

United States Securities and Exchange Commission
August 19, 2011

B.
For each quarter in 2010 and through the first quarter of 2011, provide us the peer data used to develop your allowance for loan losses. Identify the peer(s), where you obtained the information, how you determined it was relevant to your portfolio, and how often you updated it.

The following table lists the original peer data used in developing Park Sterling’s allowance methodology:

Peer Group Mapping Utilized in Establishing Park Sterling’s Allowance Loss Factors (by Risk Grade)
Risk Grade	Bank A	Bank B	Bank C	Bank D (Low)	Bank D (High)	Park Sterling
1	0.00%	0.10%	*	0.62%	1.50%	0.10%
2	0.50%	0.55%	*	0.62%	1.50%	0.50%
3	1.00%	1.00%	*	0.62%	1.50%	1.00%
4	1.35%	1.40%	*	0.62%	1.50%	1.30%
5	1.50%	1.90%	*	0.62%	1.50%	2.00%
6	5.00%	5.00%	5.00%	0.62%	1.50%	5.00%
7	15.00%	20.00%	20.00%	*	*	15.00%
8	50.00%	50.00%	50.00%	*	*	50.00%
9	100.00%	100.00%	100.00%	*	*	100.00%
Notes: * - Not Available. (1) Bank C utilized a different scale for Risk Grades 1-5.  (2) Bank D assigned loss rates based upon loan type rather than risk grade.

This information was obtained through a polling of peer institutions. The polled banks were determined to be relevant to Park Sterling’s portfolio based on the fact that they extended similar loans in similar markets, as noted in Subpart A above.  Also as noted above, this information has not been updated since the original polling in the fourth quarter of 2008 since Park Sterling does not have access to specific loss history data for these institutions.  However, a qualitative component was added to the allowance methodology during the first quarter of 2010, and refined during the third quarter of 2010, as discussed in greater detail in the response to Comment 9 below.

C.
Explain to us in detail how your mapping process works and how you applied it to the peer data in order to fit your portfolio. Provide us, by internal loan grade, the mapped peer data for each quarter in 2010 and through the first quarter of this year.

The table in Subpart B above shows the mapping process of peer data to Park Sterling’s portfolio.  The only change made by Park Sterling in these mappings from 2010 through the first quarter of 2011 was to increase the risk factor for Risk Grade 1 from 0.00% to 0.10% during the third quarter of 2010.  This change was driven by management’s judgment that there is some risk in all loans, even when secured by cash or liquid investments, as is the case for Park Sterling’s Risk Grade 1 exposures, rather than by specific data mapping of peer group results.  In addition, management introduced a qualitative component to the allowance methodology during the first quarter of 2010, which was refined during the third quarter of 2010, as discussed in the response to Comment 9 below.

United States Securities and Exchange Commission
August 19, 2011

D.
Provide us the historical charge-off rates for each loan classification and internal loan grade for each quarter in 2010 and through the first quarter of 2011. Ensure that you clearly identify how this information relates to the mapped peer data requested in the prior bullet point.

Park Sterling is currently building its loss migration model by risk grade in order to incorporate loss rates by rating into its allowance methodology. The preliminary historical charge-off rates by loan type are shown in the table below. All loans were Risk Grade 7 at the time of loss.  Note that this loan-type data has not yet been fully validated, as noted above under “Plan for Use of Internal Loss Data”.

Loan Type	1Q2010	2Q2010	3Q2010	4Q2010	1Q2011	2Q2011
C&D Related Loans:
A & D Loan	0.07%	0.00%	0.00%	9.42%	9.95%	14.32%
Residential Lot Loan	1.78%	0.02%	5.33%	8.52%	1.86%	6.56%
1-4 Family R/E Comm	0.08%	0.00%	1.76%	2.14%	0.26%	0.08%
1-4 Comm Construct	0.09%	1.12%	0.00%	4.91%	6.08%	2.29%
Raw Land	0.00%	0.00%	0.00%	5.81%	1.20%	0.00%
1-4 Consumer Constru	0.00%	0.00%	0.00%	15.64%	5.10%	2.15%
Lot Loans-Consumer	0.00%	1.55%	0.00%	7.02%	0.00%	0.00%

All Other Loans:
Commercial Loan	0.00%	0.26%	0.81%	1.36%	1.71%	0.00%
Revolving LOC	0.00%	0.00%	0.00%	2.93%	0.00%	0.78%
Straight LOC	0.00%	0.00%	0.00%	0.91%	0.00%	0.00%
CML R/E Term OO	0.00%	0.00%	0.20%	0.00%	0.26%	0.00%
HELOC Interest Only	0.00%	0.00%	0.00%	1.23%	1.86%	0.18%
1-4 Family Consumer	0.52%	0.00%	0.28%	0.00%	0.51%	2.03%
Installment Loan	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Overdraft Protection	0.00%	0.00%	0.00%	30.62%	0.00%	0.00%

As noted above, this loan loss information was not available and was therefore not specifically mapped to the peer data discussed in Subpart C above. It will instead be utilized, once validated, as Park Sterling incorporates internal loss data into its allowance methodology, as discussed under “Plan for Use of Internal Loss Data” above.

E.
Provide us a discussion that compares and contrasts your historical charge-off rates for each quarter in 2009 and through the first quarter of 2011 with the mapped peer review information and the resultant loss factors applied to your portfolio in developing your allowance for loan losses.

The following table compares, from the first quarter of 2009 through the second quarter of 2011, Park Sterling’s aggregate historical charge-off rates to the mapped peer review information.  Management believes the mapped peer review information is best captured through the quantitative component of its allowance methodology, which is determined by multiplying the mapped loss factor for each loan grade by the end of period balance (excluding impaired loans).  The table also shows the qualitative component of the allowance methodology, which is determined by multiplying the qualitative factor by the end of period balance (excluding impaired loans).  The resulting ratio of allowance to performing loans shows these combined quantitative and qualitative components.  The final column shows the full reported allowance, including specific reserves held against impaired loans.

United States Securities and Exchange Commission
August 19, 2011

Comparison of Park Sterling’s Historical Charge-off Rates To Reported Allowance (by Allowance Component)
Reporting Period	% Average Losses (Annualized)	Quantitative Allowance/ Performing Loans (%)	Qualitative Allowance/ Performing Loans (%)	Allowance/ Performing Loans (%)	Allowance/ Total Loans (%)
2009Q1	0.05%	1.50%	0.00%	1.500%	1.50%
2009Q2	0.00%	1.83%	0.00%	1.830%	1.58%
2009Q3	0.34%	1.86%	0.00%	1.860%	1.79%
2009Q4	1.07%	1.88%	0.00%	1.880%	1.86%
2010Q1	0.56%	1.74%	0.124%	1.864%	2.12%
2010Q2	0.50%	1.75%	0.026%	1.776%	2.25%
2010Q3	1.97%	2.02%	0.475%	2.495%	3.31%
2010Q4	8.86%	1.77%	0.525%	2.295%	3.11%
2011Q1	5.15%	2.27%	0.525%	2.795%	3.03%
2011Q2	3.87%	2.10%	0.525%	2.625%	2.95%
Note:  Park Sterling utilized the minimum regulatory allowance of 1.50% during the first quarter of 2009.

As discussed above, Park Sterling’s historical charge-off rates are not specifically compared to the original peer mapping.  Park Sterling instead utilizes a broader peer group for comparative ratio analysis.  Prior to Park Sterling’s Public Offering in August 2010, that peer group included banks included in the NC Commissioner’s statistical reports.  Since the Public Offering, that peer group has included banks headquartered in Virginia, North Carolina and South Carolina with total assets between $400 million and $4 billion.   Relevant asset quality and allowance measures for this peer group over the requested period are detailed in the following graphs:

United States Securities and Exchange Commission
August 19, 2011

Note: All data in the four tables above is sourced from SNL Financial LC (“SNL”) for consistency in calculation methodology.  Second quarter 2011 peer group data does not yet include all normally reporting banks and has been included here for approximation purposes only.

United States Securities and Exchange Commission
August 19, 2011

The lower chart shows that Park Sterling’s allowance has consistently exceeded the median (50th percentile) peer group results since the first quarter of 2009 (the earliest requested period), and has exceeded the 75th percentile since the third quarter of 2010, when Park Sterling refined its allowance methodology related to the qualitative component.  The chart also demonstrates that Park Sterling increased its allowance each period through the third quarter of 2010 in appropriate recognition of an increasing risk profile.  The allowance has declined as a percentage of total loans since then due to management’s judgment that loan quality has improved, but still remains well above the 75th percentile of the peer group results based upon banks reporting to date.

The sharp rise in charge-offs during the fourth quarter of 2010 and first quarter of 2011 (as shown in the second to last chart) reflected a change in management’s view on both the general economic outlook and, more specifically, the local real estate markets where Park Sterling operates. In contrast to general market expectations, management determined that potential problem assets were unlikely to garner support from any near-term improvement in economic conditions.  Therefore, management determined that it was best to aggressively downgrade potential higher risk loans and position them for appropriate resolution.  As a result of this action, charge-offs have exceeded peer group averages over the past three quarters.  However, asset quality, as measured by both nonperforming loans to total loans and nonperforming assets to total assets, has concurrently improved at Park Sterling over these three quarters while it has generally eroded across the peer group.

Management believes that the actions taken over the last three quarters accurately reflect the risk profile of Park Sterling’s loan portfolio, given management’s judgment that the economic environment will, more likely than not, continue to remain challenging for an extended period.  Management further believes that this continued softness, particularly as it relates to residential housing markets, is unique in the history of Park Sterling’s operating markets.  It is management’s belief that the Carolinas have typically entered into recessionary conditions later than the broader U.S. markets, as they appeared to have done during this cycle.  In addition, the Carolinas have typically, in management’s experience, rebounded more quickly than the broader U.S. given the region’s advantageous demographic trends and associated construction activity.  However, that rebound has not occurred during the present cycle and, as noted above, management determined in the fourth quarter of 2010 that no such rebound was likely to occur in the near term.

Conclusion

Given the uniqueness of this economic cycle, both nationally and in Park Sterling’s local markets, management is satisfied with the performance of its allowance methodology through this period and believes it has appropriately estimated loss content in the portfolio during each reporting period.  In management’s judgment, reliance on peer group information was essential to this satisfactory performance.  Had Park Sterling instead relied on its limited internal loss data, the resulting allowance calculation, assuming a rolling four-quarter average of historical loss rates, would have been materially lower in each of the first quarter of 2009 through the fourth quarter of 2010.  In addition, the quarterly step-up in cumulative allowance through this period would not have been as effective in reflecting the concurrent step-up in cumulative losses.  Finally, a rolling four-quarter average calculation would have produced increasing allowances through the first two quarters of 2011, which would have been directionally inconsistent with asset quality trends in the portfolio.

United States Securities and Exchange Commission
August 19, 2011

9.	We refer to your response to comment 34 of our June 3, 201l letter. Please revise to disclose the following:

•	Discuss how you indentify current market conditions in developing your environmental factors.

•	Discuss the changes in those conditions between reporting periods and how those changes affected your allowance for loan losses.

Response to Comment 9:

 Identification of Current Market Conditions

 In response to the Staff’s comment, Park Sterling has revised its disclosures in the [3rd] paragraph on page 101 (titled “Qualitative Reserve Component”) as follows:

“Qualitative Reserve Component. Qualitative reserves represent an estimate of the amount for which it is probable that environmental factors will cause the aforementioned loss contingency estimate to differ from historical results or other assumptions. Since the third quarter of 2010, Park Sterling has utilized the following six environmental factors in its quarterly calculation of the allowance for loan losses:

i.
Portfolio Trends. Trends considered include, but are not limited to, type or level of loan origination activity, changes in asset quality (i.e., past due, special mention, nonperforming) and changes in collateral values. Park Sterling reviews trends in loan performance over the previous six to eight quarters using general ledger reports for internal data and SNL analysis for external data.  The SNL analysis generally includes banks headquartered in Virginia, North Carolina and South Carolina with total assets of between $400 million and $4.0billion.

ii.
Portfolio Concentrations. Concentrations considered include, but are not limited to, concentrations based on related borrowers, geographic region, industry sector, loan type, or other factors.  Park Sterling reviews trends in loan performance over the previous six to eight quarters using general ledger reports for internal data and SNL analysis (as described in paragraph i. above) for external data.

iii.
Economic and Market Trends. Trends considered include, but are not limited to, trends and levels of gross domestic product, unemployment, bankruptcies, foreclosures, housing starts, housing prices, equity prices, or competitor activities.  External data is sourced from a variety of websites including the Bureau of Labor Statistics, Federal Reserve Bank, Federal Housing Finance Agency, National Association of Realtors and others.

iv.
Changes in Lending Practices. Changes considered include, but are not limited to, changes in policies, procedures and system, changes in geographic, product or client focus and changes in staff and management. Data is gathered through internal management discussions.

United States Securities and Exchange Commission
August 19, 2011

v.
Regulatory Environment. Considerations include, but are not limited to, modification or expansion of regulatory requirements and changes in supervisory practices. Data is gathered through internal management discussions, feedback from regulatory examinations and discussions with regulators.

vi.	Other Factors. This is intended to capture environmental factors not otherwise addressed in the factors identified above. Data is gathered through internal management discussions.”

 Changes in Market Conditions and Their Impact on the Allowance for Loan and Lease Losses

 In response to the Staff’s comment, Park Sterling has inserted the following disclosure on page 102:

“Before 2010, Park Sterling did not include qualitative factors in its allowance model. During the first quarter of 2010, Park Sterling introduced its first qualitative factor by including an estimate of $477,792, reflecting management’s judgment that, given the uncertain economic outlook, historical peer group data did not appropriately recognize loss content in the portfolio, despite an improvement in net charge-offs from the previous quarter. This estimate for environmental factors was reduced to $100,000 in the second quarter of 2010, reflecting management’s assessment that asset quality had stabilized, given two quarters of improvement in net charge-offs, and that the general economic outlook was expected to stabilize or improve over the second half of 2010.

During the third quarter of 2010, Park Sterling introduced refinements to the qualitative components of its allowance model.  The aggregate qualitative factor, which was previously $100,000, was increased to 0.475% of nonimpaired loans, or $1.8 million. The following is a breakdown of the ranking of each factor and its contribution to the aggregate qualitative component of the allowance:

•    Portfolio Trends – High (0.100%, or $0.4 million).
•    Portfolio Concentrations – High (0.100%, or $0.4 million).
•    Economic and Market Trends – High (0.100%, or $0.4 million).
•    Changes in Lending Practices – Low (0.025%, or $0.1 million).
•    Regulatory Environment – High (0.075%, or $0.3 million).
•    Other Factors – Moderate (0.075%, or $0.3 million).

During the fourth quarter of 2010, management increased the aggregate estimate for environmental factors to 0.525% of nonimpaired loans, or $1.9 million. This change was driven by a 0.050% increase in the Portfolio Trends factor from a rating of High (0.100%) to a rating of Very High (0.150%).  This increase reflected a rise in classified loans from 7.09% to 11.56% of total loans and a concurrent five-fold increase in nonperforming loans to 10.23% of total loans following a detailed portfolio review of all loans except Park Sterling’s HELOC exposures. Uncertainty around the HELOC exposures was the key driver for increasing the Portfolio Trend qualitative factor.  All other factors remained unchanged from the prior period. There were no further changes in Park Sterling’s environmental factors during the first and second quarters of 2011.”

United States Securities and Exchange Commission
August 19, 2011

 Information About Community Capital Corporation

 General, page 114

10.
Please revise to include a recent developments section to disclose any changes in financial condition and results of operations for the second quarter of 2011, to the extent that this information is available.

Response to Comment 10:

Community Capital notes the Staff’s comment and, since Community Capital has now filed its Quarterly Report on Form 10-Q for the second quarter of 2011, in lieu of including a recent developments section, Community Capital has updated its MD&A, beginning on page 122, to reflect changes in its financial condition and results of operations for the second quarter of 2011. In addition, Unaudited Condensed Consolidated Financial Statements of Community Capital as of and for the six months ended June 30, 2011 have been inserted into Amendment No. 2, beginning on page F-59.

 Unaudited Pro Forma Condensed Combined Financial Information

 Note 3.   Merger Related Costs, page 180

11.
Please refer to your response to comment 54 and revise to provide a tabular presentation of the components of the merger costs. Also, it is not clear from your current disclosures why you are not able to estimate the periods over which these costs will be recognized. Based on the characteristics of the costs, it would appear an estimate of the periods over which they will be recognized should be possible, in whole or in part.

Response to Comment 11:

In response to the Staff’s comment, Park Sterling has inserted the following table in Note 3 (Merger Related Charges) to the Unaudited Pro Forma Condensed Combined Financial Information on page 184. The table below provides a breakdown of the estimated $6 million in merger-related charges:

	Estimated Merger Related Charges
($ in thousand)	Total	Actual Through June 30, 2011	Remaining	Estimated Timing of Recognition
Employee Related Expense	$1,950	$-	$1,950	At or near merger consummation
Technology & Operations Integration	1,650	-	1,650	Within 12 to 18 months of merger consummation
Legal and Professional Fees	1,300	772	528	At or near merger consummation
Investment Banking Fees	750	235	515	At merger consummation
Real Estate Apprasials - Loan Related	150	-	150	Within 3 to 6 months of merger consummation
Other Merger Related Expense	200	15	185	Within 3 to 6 months of merger consummation
	$6,000	$1,021	$4,979

In accordance with SEC guidelines for reporting Unaudited Pro Forma Condensed Combined Financial Information, the remaining estimated $5 million in merger-related charges is assumed to occur upon merger consummation.  That amount has therefore been deducted from the pro forma opening cash position with an offsetting entry to paid-in capital (since there is no pro forma closing income statement to absorb these charges and, in turn, run through retained earnings).  Therefore, the full financial impact of these merger-related charges is included in the opening balance sheet.

United States Securities and Exchange Commission
August 19, 2011

 Note 4.   Pro Forma Adjustments

 Balance Sheet Adjustments, page 180

12.
We note you adjusted the loan portfolio by $50.2 million (adjustment B on page 181) to reflect the estimated credit portion of the fair value adjustment. Please explain how your estimate of the fair value of the loan portfolio compares (or differs) to Community Capital’s estimate of fair value as disclosed on page F-75 (Note 11 – Fair Value of Financial Instruments).

Response to Comment 12:

Park Sterling’s estimate of the fair value of Community Capital’s loan portfolio and Community Capital’s estimate of fair value are not intended to convey the same measures.  Park Sterling’s measurement is an estimate of potential life-time credit losses in Community Capital’s loan portfolio from the perspective of an acquirer.  Community Capital’s measurement is an estimate of the impact of prevailing market yield requirements for loans of similar risk profile, including interest rate risk, from the perspective of the current owner.

Accordingly, the $50.2 million fair value adjustment disclosed in adjustment B measures the preliminary credit losses estimated by Park Sterling during its due diligence of Community Capital.  As noted, actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.  This preliminary estimated adjustment was developed by Park Sterling and incorporates the work of its advisors, based on analysis conducted independently from Community Capital.

The resulting $50.2 million fair value adjustment represents Park Sterling’s judgment regarding the potential credit losses in Community Capital’s loan portfolio based upon (i) assumptions regarding potential migration of Community Capital’s loan portfolio in future periods and (ii) assumptions regarding potential disposition strategies for problem assets.  Approximately 41% of this preliminary estimated adjustment relates to construction and development exposures, 26% to consumer (including 1-4 Family and HELOCs), 25% to commercial (including owner-occupied real estate) and 7% to commercial real estate.  Given that Park Sterling does not anticipate significant improvement in economic conditions in the near future, management’s loss assumptions for each loan type are higher than the corresponding losses implied in Community Capital’s historical loss rates.

The adjustment disclosed on page F-76 (Note 11- Fair Value of Financial Instruments) by Community Capital measures Community Capital’s estimated fair value adjustment for loans at June 30, 2011 and December 31, 2010.  This fair value is estimated by Community Capital by discounting future cash flows using the current rates at which similar loans would be made to the borrowers with similar credit ratings and for the same remaining maturities.  It is based on Community Capital’s determination of current market pricing (or required credit spreads) for similar loans.

Management believes there are several factors contributing to the valuation difference between these two fair market value approaches described above:

United States Securities and Exchange Commission
August 19, 2011

●	Time Horizon. Park Sterling’s preliminary estimated mark is a forward-looking determination while Community Capital’s adjustment is a point-in-time estimate.

●	Risk Profile. Park Sterling’s preliminary estimated mark assumes credit migration over time while Community Capital’s utilizes current loan grades.

●
Underlying Valuation Assumptions. Park Sterling’s preliminary estimated mark is focused on potential credit losses while Community Capital’s adjustment is focused on current market pricing for similar loans.

●
Viewpoint. Park Sterling’s perspective as an acquirer of these assets (an entry price) is, more likely than not, more conservative than that of Community Capital as the owner of these assets (an exit price).

●
Nature of Transaction. Community Capital’s acceptance of Park Sterling’s fair value adjustment, as part of a broader merger agreement, should not be assumed to be acceptable to Community Capital had the two parties instead been engaged in negotiations regarding a standalone portfolio sale.

13.
We note your response to comments 55 (adjustment B) and 56 (adjustment Q) of our June 3, 2011 letter; however, it is unclear how you addressed our comments in their entirety. Therefore, we are reissuing our comments in part. Please revise to include the disclosures required by ASC 310-30-50 and provide a complete discussion of how you applied the requirements of ASC 310-30-15 in identifying and measuring these loans.

Response to Comment 13:

In response to the Staff’s comment, Park Sterling has revised adjustment B on page 185 as follows:

“Park Sterling identified $52.1 million in net preliminary estimated fair value adjustments to CapitalBank’s loan portfolio during due diligence.  This includes a $50.2 million credit to reflect the estimated credit portion of the fair value adjustment and a net $1.9 million credit to reflect estimated fair value based upon current interest rates for similar loans, both as required under ASC Topic 805.  Park Sterling engaged a third-party advisor to assist in determining all fair value adjustments.  Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

The interest rate portion of the fair value adjustment ($1.9 million) was determined by comparing the pricing on CapitalBank’s existing loan exposures to current market benchmarks.  Exposures were analyzed based on loan type, risk rating and maturity.  Market benchmarks were created based on the advisor’s proprietary data, adjusted by management input for current local market conditions.  This adjustment will be accreted into income over the estimated lives of these loans. Estimated accretion in the pro forma was determined using the sum-of-the-years-digits method, which approximates the level yield method.

United States Securities and Exchange Commission
August 19, 2011

The credit portion of the fair value adjustment ($50.2 million) was determined by estimating remaining loss content in the loan portfolio as required under ASC Topic 805.  This amount is an estimate of the contractual cash flows not expected to be collected over the estimated lives of these loans as determined by Park Sterling during due diligence.  This due diligence included evaluation of such factors as a borrower balance sheet strength, earnings capability, cash flow generation, collateral value and, if applicable, guarantor strength. The resulting estimate of contractual cash flows differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model, losses expected as a result of future events are not recognized. When using the expected cash flow approach, these losses are considered in the valuation. Further, when estimating the present value of expected cash flows, the loans are discounted using an effective interest rate, which is not considered in the incurred loss method.  During due diligence, Park Sterling engaged a third-party advisor to evaluate the residential mortgage portfolio and third-party contractors to assist Park Sterling personnel with the commercial real estate and C&I portfolios.  This direct file review was supplemented by model-based tape reviews of the total portfolio.  Output included an estimate both of loans with evidence of deteriorated credit quality since origination and of potential credit losses.

ASC 310-30 provides recognition, measurement and disclosure guidance for loans acquired with evidence of deteriorated credit quality since origination for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments. Final determination of whether acquired loans are to be accounted for under ASC 310-30 must be made at acquisition on either a loan-by-loan or loan-pool-by-loan-pool basis.  The excess of cash flows expected to be collected over the carrying value of such loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or the pool of loans.  The accretable yield may be affected by changes in interest rate indices, changes in prepayment assumptions and/or changes in the collectability of principal or interest payments that cause actual cash flows to differ from expected cash flows. Park Sterling has assumed no income (accretable yield) from any loan estimated to be subject to ASC 310-30 in this Unaudited Pro Forma Condensed Combined Financial Information.”

In response to the Staff’s comment, Park Sterling has revised the adjustment Q on page 186 as follows:

“The provision for loan losses of $18.4 million as of December 31, 2010 and $2.4 million as of June 30, 2011 represent the historical provisions for Community Capital for the twelve-month and six-month periods then ended, respectively. Management expects that future provision expense related to CapitalBank’s loan portfolio will be less than last year’s results given that loans will be recorded at fair market value, taking into consideration estimated remaining loss content as discussed in Note B above, at the time of the merger.  Any provision expense (or loss accruals) recognized after the merger closes shall reflect only those losses incurred by Park Sterling after acquisition, rather than losses either incurred by CapitalBank or estimated by Park Sterling as described above.  For loans subject to ASC 310-30, any such loss accrual would represent the subsequent decrease, if any, in the estimate of cash flows expected to be collected from such loans after acquisition.”

United States Securities and Exchange Commission
August 19, 2011

Park Sterling is engaged in final contract negotiations with a third-party software provider to acquire the necessary accounting engine to satisfy the measurement and disclosure guidance under ASC 310-30 for loans acquired with evidence of deteriorated credit quality. This software is similar to a securitization system in that it is able to analyze the expected cash flows from loans, or pools of loans, based on, for example, assumed loss rates and interest rate scenarios.  Management does not believe it is possible to accurately generate these measurements and disclosures without such software, given that neither Park Sterling’s loan system nor general ledger can produce this analysis.  Further, Park Sterling does not have the necessary quantitative and technical staff to develop an internal model. Without this model, management does not believe it is possible to accurately determine the earnings impact of ASC 310-30.  Therefore, for conservatism and as disclosed above, the Company has assumed no income (accretable yield) from any loan estimated to be subject to ASC 310-30 in the Unaudited Pro Forma Condensed Combined Financial Information included in the Form S-4.  Park Sterling intends to implement this third-party software prior to merger consummation.  Park Sterling further intends to fully comply with ASC 310-30 measurement and disclosure guidelines in its financial reports subsequent to consummation of the merger.

 Income Statement Adjustments, page 182

14.
Adjustment Q indicates Community Capital’s provision for loan losses was $5 million for the three months ended March 31, 2011; however, the historical provision for loan losses on page 178 indicates $.6 million. Please advise us of the difference or revise as necessary.

Response to Comment 14:

Park Sterling acknowledges that the amount of Community Capital’s provision for loan losses for the three months ended March 31, 2011 was $0.6 million.  Adjustment Q in Amendment No. 1 incorrectly included the pro forma, unadjusted number for the combined companies of $5.0 million. This error has been corrected in the revised language of adjustment Q, as set forth in the response to Comment 13 above.

 Financial Statements

 Note H.  Income Taxes, page F-46

15.
We read your response to comment 59 of our June 3, 2011 letter; however, we do not see how you have provided a persuasive argument given the significant amount of negative evidence and the inherent subjectivity of the positive evidence (i.e. projections of future taxable income) you appear to be presenting as a significant piece of your evidence for not recording a valuation allowance. Also, we re-emphasize ASC Subtopic 740-10-30-23; in this regard, the cumulative loss in recent years and additional losses in the three months ended March 31, 2011 are significant pieces of objective negative evidence that are difficult to overcome. Please revise your annual and interim financial statements accordingly or advise us otherwise. Refer to ASC Subtopic 740-10-30-21 through 25.

United States Securities and Exchange Commission
August 19, 2011

Response to Comment 15:

Summary

Park Sterling evaluates the carrying amount of its deferred tax asset (“DTA”) on a quarterly basis in accordance with the guidance provided in ASC 740. Park Sterling applies the criteria set forth in paragraphs 23-25 of ASC 740 to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that some portion, or all, of the DTA will not be realized within its life cycle, based on the weight of available evidence. Future realization of the DTA depends on the existence of sufficient taxable income of the appropriate character (i.e., ordinary income or capital gains) within the carryback or carryforward period available under tax law. For the reasons explained below, including Park Sterling’s conservative estimate that it is more likely than not that the DTA will be fully realized within approximately 2.5 years, Park Sterling believes that it is not appropriate to establish a DTA valuation allowance at this time.

Park Sterling acknowledges that FASB guidance in ASC 740 emphasizes that the weight of cumulative losses in recent years is intended to offset undue optimism in projected future income and that reasonable judgment and conservatism is to be applied to the “more likely than not” threshold. However, this guidance is appropriately designed to apply to an entire spectrum of companies and industries, and professional judgment is necessary to differentiate between the unique characteristics of each industry or business.  Characteristics such as the business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered for bank holding companies.

Below is an analysis of both the negative evidence and positive evidence considered by Park Sterling in determining that a DTA valuation allowance is not appropriate at this time.

Negative Evidence

Park Sterling considered the following five areas of potential negative evidence to determine the weight of the negative evidence versus the positive evidence in the analysis of its DTA:

1.	Rolling twelve-quarter cumulative loss test.

ASC 740 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. However, the circumstances behind those losses must be evaluated and considered in the context of the current economic environment and the significant changes Park Sterling has made over the past year to address the circumstances underlying the losses.

Park Sterling commenced operations in late 2006 and attained profitability in the third quarter of 2008. Park Sterling remained profitable through the second quarter of 2010 before its business was materially impacted by the recent significant economic downturn. As a result, Park Sterling moved into a rolling twelve-quarter cumulative pre-tax loss position during the third quarter of 2010.  As of June 30, 2011, the cumulative pre-tax loss position was $21.5 million and was driven, in large part, by rolling twelve-quarter cumulative provision expenses of $29.2 million.  This unusually high level of provision expense reflects the negative impact on Park Sterling’s loan portfolio from the effects of the extended economic downturn.  The risk of loan loss is inherent to the banking industry.  Park Sterling has considered the special circumstances of the economic environment of the last few years, which led to these high historical provision levels and believes they are unlikely to be repeated going forward, given changes in Park Sterling’s lending practices, business strategy, risk tolerance, capital levels and operating practices, as more fully described below.

United States Securities and Exchange Commission
August 19, 2011

Based on current internal loss data analysis (which is not yet fully validated, as discussed in the response to Comment 8, above), approximately 80% of this rolling twelve-quarter cumulative provision expense of $29.2 million is associated with construction and development (“C&D”) lending, which was the hardest hit as a result of the economic downturn.  Further, at least 70% of that C&D lending related to residential-oriented exposures.  Prior to its Public Offering in August 2010, Park Sterling had allowed an excessive concentration to build in C&D exposures.  Specifically, C&D exposures peaked at $159 million, or 43% of total loans, in the fourth quarter of 2008.  C&D exposure remained at $124 million, or 31% of total loans, prior to the Public Offering in the second quarter of 2010.

Following the Public Offering, Park Sterling reconstituted its executive management team, by hiring a new chief executive officer, chief financial officer and chief risk officer, and board, by adding a new independent chairman and three new independent directors (for a total of six independent directors).  The new executive management team immediately ceased originating new residential C&D exposures and significantly tightened standards for all other types of C&D lending.  These changes reflect both Park Sterling’s new business strategies and risk tolerance, which include building a more diversified loan portfolio both by geography and product type.  C&D exposures have since been reduced to $70.7 million, or 19% of total loans.

Park Sterling has also significantly strengthened its lending practices.  This has included the addition of the new chief risk officer, as well as a new chief credit officer, new head of special assets, new manager of credit underwriting, and additional credit underwriters.  The new credit team has significantly strengthened the Park Sterling’s credit practices, including its lending policies, lending authorities, portfolio review practices and problem asset resolution practices.  The new, experienced credit team will instill greater discipline in both Park Sterling’s loan origination and portfolio management practices going forward.

Park Sterling believes it has remediated many of the circumstances which led to the rolling twelve-quarter cumulative pre-tax loss position, including building a more diversified loan portfolio with less exposure in C&D lending, lowering its risk tolerance, raising approximately $150 million in capital, hiring a strong and experienced executive management team and implementing more disciplined policies and procedures. Park Sterling does not expect these losses to continue in the future.

2.	History of operating loss or tax credit carryforwards expiring unused.

Park Sterling has no history of operating loss or tax carryforwards expiring unused.

United States Securities and Exchange Commission
August 19, 2011

3.	Losses expected in early future years (by a presently profitable entity).

Park Sterling expects to be profitable in early future years, as described in detail under Positive Evidence, below.

4.	Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

Park Sterling is not currently aware of any unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.

5.
Carryback or carryforward period that is so brief it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business.

The earliest expiration date for Park Sterling’s net operating loss carryforwards is December 31, 2030, leaving over eighteen years for recognition.

In summary, of the five potential areas of negative evidence identified in relevant accounting literature, only one is applicable at this time, which Park Sterling believes it has remediated through the recent changes to its management team, lending practices, capital levels, business strategy, risk tolerance and operating practices.

Positive Evidence

Park Sterling considered the following sources of future taxable income as positive evidence to weigh against the negative evidence described above.

1.	Future reversals of existing taxable temporary differences and carryforwards.

The guidance in ASC 740 does not require a detailed scheduling of the reversals of the temporary differences, nor does it specify how these differences should be scheduled to reverse.  The guidance does, however, require that the method used to determine future reversal be systematic and logical.

The largest future reversal for Park Sterling relates to its allowance for loan losses.  Current tax, accounting and regulatory treatment of the allowance generally results in substantial taxable temporary differences for financial institutions engaged in lending activities.  The guidance in ASC 740 does not specify how these differences should be scheduled to reverse, but does suggest that reversal should reflect the estimated projected charge-offs in the underlying loan portfolio.  This approach implies a static analysis which does not consider future loan origination or associated provision expenses, which would instead be considered when projecting future taxable income (see discussion of future taxable income below).

Management estimates that the full existing allowance of $11.3 million should be recognized, or reversed, within approximately three years, as follows:

United States Securities and Exchange Commission
August 19, 2011

●
Specific reserves, which totaled $2.0 million at June 30, 2011, relate to identified impairments and are based on individual loan-collectability analyses.  Management estimates that specific reserves will generally reverse within two quarters of establishment, and believes these reserves are very unlikely to remain unaddressed after three quarters of establishment.  To be conservative, Park Sterling assumes that all specific reserves are to reverse within one year.

●
Quantitative reserves, which totaled $7.5 million at June 30, 2011, are based on model-driven estimates of inherent loss content in the performing loan portfolio.  Management estimates that quantitative reserves will generally reverse within six-to-eight quarters of establishment.  However, the average life of the underlying loan pool is generally assumed to be approximately 3.12 years. To be conservative, Park Sterling assumes that all quantitative reserves are to reverse within approximately three years.

●
Qualitative reserves, which totaled $1.9 million at June 30, 2011, are based on framework-driven estimates of inherent loss content in the performing loan portfolio not captured by the quantitative reserves identified above.  Management estimates that qualitative reserves will generally reverse within six-to-eight quarters of establishment.  However, the average life of the underlying loan pool is generally assumed to be approximately 3.12 years.  To be conservative, Park Sterling assumes that qualitative reserves are to reverse within approximately three years.

In summary, management expects the full allowance-driven component of DTA to reverse within approximately three years, meaning either (i) Park Sterling will generate sufficient taxable income to fully utilize these reversals through reduced tax payments, or (ii) these reversals will shift to net operating loss carryforwards with an expected 20 year life, which would be utilized as Park Sterling generates sufficient taxable income over that period.

2.	Future taxable income, exclusive of reversing temporary differences and carryforwards.

Projecting future taxable income requires estimates and judgments about future events that may be predictable, but that are less certain than past events that can be objectively measured.  In determining whether or not an allowance should be established, the more negative evidence that exists, the less reliance one can place on projections of future taxable income.   The assumptions and projections used to analyze DTA should be consistent with those used by management for other purposes.  ASC 740 provides no guidance on the term of the projection period for forecasting future taxable income.  Therefore, management’s judgment is required to determine the reasonableness should an extended forecast period (e.g., 10 years) be required to fully realize the DTA.  Management’s judgment is also required to determine whether sufficient evidence exists to support the projections at a “more-likely-than-not” level for the assumed period.

In projecting future taxable income, Park Sterling considered the significant change in its strategy that occurred in mid-2010, from previously growing organically at a moderate pace to creating a regional bank across Virginia and the Carolinas through a combination of mergers and acquisitions and accelerated organic growth.  This transition was facilitated by the completion of a $150.2 million equity raise in August 2010 and the addition of new executive management and additional independent board members.  Park Sterling is focused on long-term results and has taken the following actions to achieve this objective:

United States Securities and Exchange Commission
August 19, 2011

●	Addressing legacy problem assets, particularly C&D related exposures, to move more rapidly through the cycle;

●	Entering into a merger agreement with Community Capital to expand its market into South Carolina and to enter into new business lines, such as wealth management;

●	Hiring experienced bankers and opening de novo offices in three new markets (Charleston, South Carolina, the Upstate region of South Carolina and the Research Triangle region of North Carolina);

●	Hiring bankers to begin a new asset-based lending line of business; and

●	Significantly strengthening the leadership team with the addition of a new chief credit officer, head of special assets, head of managerial reporting, chief accounting officer and other positions.

The progress already made indicates that the new strategy is well on track to achieve its intended objectives.

Each month, management presents an updated forecast to the board of directors.  The most recent presentation included two views: (i) a baseline budget and (ii) a pro forma merger budget:

Baseline budget

Conservative Assumptions:
  Estimated loan production from de novo offices at a rate approximately half of that produced by Park Sterling during second quarter of 2011.
  No benefit from merger and acquisition activity, while including the full expense run rate associated with the infrastructure build-out to support merger and acquisition activity (which would be reduced without such activity) and approximately $5 million in remaining merger-related costs.
  Includes due diligence expenses associated with developing other merger transactions.
  Limited deployment of capital raised in the Public Offering (with a ratio of common equity to tangible assets remaining in the high teens).

United States Securities and Exchange Commission
August 19, 2011

Conclusion:
Projected budget based on assumptions provided above show that Park Sterling’s pre-tax profitability levels will fully absorb the DTA by the end of 2014, or over approximately 3.5 years.

Pro forma merger budget

The pro forma merger budget takes the baseline budget above and simply incorporates Community Capital’s existing, stand-alone outlook through 2012.

Conservative Assumptions:
  Adjusted for expected merger items (including elimination of Community Capital’s anticipated provision expense, amortization of new signage costs, and amortization/accretion of balance sheet marks resulting from business combination accounting).
  No revenue synergies from taking Community Capital’s wealth management, mortgage banking or cash management businesses to Park Sterling’s existing markets or customers.
Conclusion:
Pro forma merger budget based on assumptions provided above shows that Park Sterling’s pre-tax profitability levels will fully absorb the DTA by the second half of 2013, or over approximately 2.5 years.  Pro forma results indicate profitability in the first quarter of reporting consolidated results, assuming completion of merger in the fourth quarter of 2011.

In summary, whether evaluating Park Sterling on a standalone basis or on a pro forma basis including Community Capital, Park Sterling conservatively expects to generate sufficient future taxable income to fully utilize its DTA within the next 2.5 to 3.5 years.

3.
Tax-planning strategies that could, if necessary, be implemented to (i) accelerate taxable amounts to utilize expiring carryforwards; (ii) change the character of taxable or deductible amounts from ordinary income or loss to capital gain or loss; and/or, (iii) switch from tax-exempt to taxable investments.

Tax-planning strategies that could be utilized by Park Sterling (i) should be prudent and feasible; (ii) may be an action not ordinarily taken, but which could be taken to prevent an operating loss or tax credit carryforward from expiring unused; and (iii) would result in realization of deferred tax assets.  Significant expenses to implement a tax-planning strategy and/or significant losses that would be recognized by implementing a strategy are included in management’s analysis.

United States Securities and Exchange Commission
August 19, 2011

In each quarter since its Public Offering, Park Sterling has maintained substantial levels of excess capital.  As of June 30, 2011, Park Sterling maintained a Tier 1 Leverage Ratio (Tier 1 risk-based capital to average assets) of 27.07%, which is significantly greater than the 10.00% Park Sterling committed to the FDIC to maintain for the first three years after the Public Offering. Park Sterling could add an additional $1.1 billion in average assets to its balance sheet without violating its commitment to the FDIC.  Adding these incremental assets at a 1.45% net interest margin (using currently available investment yields and funding costs) would produce approximately $15.3 million in annual ordinary income once fully deployed, or $45.9 million over three years, thereby fully absorbing the existing DTA, as illustrated below:

Tax Planning Strategy: Deployment of Existing Capital
($ in thousands)		Yield/	Net
	Amount	Cost	Effect
Total Assets (June 30, 2011)	$610,668
Tier 1 Capital (June 30, 2011)	166,762
Minimum Tier 1 leverage ratio (%)	10.00%
Incremental Assets	$1,056,952

Investment	$1,056,952	2.45%	$25,895

Funding	$1,056,952	1.00%	$10,570

Pretax ordinary income		1.45%	$15,326

1. Examples of bank eligible investment currently available in the market include:
a) GNMA PAC CMO, 5 year average life, 2.45% yield
b) GNMA ARM CMO, 5/1 collateral, 2.60% yield

2. Examples of funding currently available in the market include:
a) Brokered CDs, 30 month maturity, 0.85% interest
b) Brokered CDs, 3 year maturity, 1.00% interest

Park Sterling could redeploy existing cash and investments, including municipal securities, interest earning balances at banks and Federal funds sold, to generate an estimated $1.89 million in annual profitability, assuming a 2.60% taxable yield (and deducting the current taxable yield of 0.46%), or $5.5 million over three years, as illustrated below:

United States Securities and Exchange Commission
August 19, 2011

Tax Planning Strategy: Deployment of Existing Cash and Equivalents
($ in thousands)			Net
	Amount	Yield	Effect
Cash and due from (June 30, 2011)	$14,349
Bank balances (June 30, 2011)	8,571
Fed funds sold (June 30, 2011)	44,060
Municipal securities (June 30, 2011)	15,512
Subtotal	$82,492

Investment	$82,492	2.60%	$2,145

Less: Current taxable income	$66,980	0.46%	$308

Pretax ordinary income		2.14%	$1,837

1. Examples of bank eligible investment currently available in the market include:
a) GNMA PAC CMO, 5 year average life, 2.45% yield
b) GNMA ARM CMO, 5/1 collateral, 2.60% yield

2. Examples of funding currently available in the market include:
a) Brokered CDs, 30 month maturity, 0.85% interest
b) Brokered CDs, 3 year maturity, 1.00% interest

In summary, while Park Sterling does not consider the above items to represent an exhaustive list of tax-planning strategies, if implemented, they could together generate approximately $42.9 million over the next 2.5 years, which is sufficient to fully absorb the existing DTA.

Conclusion

Park Sterling considers all available evidence, both positive and negative, in accordance with the guidance provided in ASC 740 on a quarterly basis to determine whether a DTA valuation allowance must be recognized.  Although Park Sterling is in a twelve-quarter cumulative pre-tax loss position, the unique circumstances underlying this loss position, together with the significant changes made to Park Sterling’s growth strategy, management, capital levels, risk tolerance and operational practices leads Park Sterling to reasonably believe that the factors leading to these cumulative pre-tax losses will not be repeated in the future. Further, the implementation of such changes has already led to improved asset quality measures since the fourth quarter of 2010.

Park Sterling believes that the negative evidence is outweighed by the positive evidence that indicates opportunities for Park Sterling to fully realize its DTA within applicable time limits:

1.
Management expects the full allowance-driven component of DTA to reverse within approximately three years, meaning either (i) Park Sterling will generate sufficient taxable income to fully utilize these reversals through reduced tax payments, or (ii) these reversals will shift to net operating loss carryforwards with an expected 20 year life, which would be utilized as Park Sterling generates sufficient taxable income over that period.

United States Securities and Exchange Commission
August 19, 2011

2
Management expects, even under conservative assumptions, Park Sterling’s pre-tax standalone profitability to build to levels that fully absorb the existing DTA by the end of 2014, or over approximately 3.5 years.

3.
Management expects, even under conservative assumptions, Park Sterling’s pre-tax pro forma profitability, incorporating the planned merger with Community Capital, to build to levels that fully absorb the existing DTA by the end of 2013, or over approximately 2.5 years.  Further, management expects the pro forma company to be profitable in its first combined reporting period.

4.
Management has identified tax-planning strategies that could, if implemented, generate sufficient ordinary income to fully absorb the existing DTA within 2.5 years of implementation.  Further, management expects that those tax-planning strategies could generate taxable income in the first full reporting period after deployment.

Based on the weight of available evidence, Park Sterling has determined that it is more likely than not that it will be able to fully realize the existing DTA. Specifically, the negative evidence is tempered by the unusual and temporary circumstances created by the recent significant economic downturn and significant changes in Park Sterling’s lending practices, management, capital levels, growth strategy, risk tolerance, and operating practices. Further, the positive evidence, even though based on conservative assumptions, indicates that Park Sterling has many opportunities through various means to generate income at a sufficient enough level to fully absorb the DTA within approximately 3.5 years, which is well within the life of the existing DTA, portions of which expire at the earliest in 2030. The 3.5 year period to fully realize the existing DTA is a reasonable time frame to estimate financial projections. Further, given its level of excess capital, Park Sterling will continue to be a going concern through the projected recovery period and therefore will not be precluded from utilizing the existing DTA.

As with all public companies, Park Sterling’s quarterly financial statements are subject to review by its external independent accounting firm.  Park Sterling’s management, in conjunction with the board of directors and its external accountants, will continue to evaluate the carrying value of its DTA on a quarterly-basis, in accordance with ASC 740.

 Information About Community Capital Corporation

 Provision and Allowance for Loan Losses, page 126

16.
We refer to your response to comment 4 of our June 15, 2011 letter. The information in your response, while helpful, is not at a level to sufficiently provide us with a basis for understanding how your methodology for developing the allowance for loan losses appropriately captured known and inherent losses at each balance sheet date in each quarter ended in 2009 and 2010 and at March 31, 2011. In order for us to gain a better understanding of your methodology, please provide us the following information:

•	Provide us the historical charges-off rates by loan category for each quarter ended in 2009 and 2010 and for the period ended March 31, 2011.

•	Provide us the loss rate factors applied to each loan of each loan category for each quarter ended in 2009 and 2010 and for the period ended March 31, 2011.

United States Securities and Exchange Commission
August 19, 2011

•
Provide us the historical charge-offs and loss rates applied to the ten largest loans from each category that were individually evaluated for impairment for each quarter ended in 2009 and 2010 and for the period ended March 31, 2011.

•
Provide us a narrative of how your historical charge-off rates in each period compared to your loss rate factors and discuss any other pertinent information used to develop your allowance for loan losses for each quarter ended in 2009 and 2010 and through March 31, 2011.

•
Provide us a narrative that discusses the specific factors that drove charge-offs in each quarter ended in 2009 and 2010.  Explain, for instance, why charge-offs exceeded 100% of the beginning of the period allowance for loan losses in the fourth quarter in both 2009 and 2010.

Response to Comment 16:

General Background

In determining its Allowance for Loan and Lease Losses (“ALLL”) for the year 2009 and the first three quarters of 2010, Community Capital’s bank subsidiary, CapitalBank, segmented its loans into ten separate pools of loans with each pool of loans containing similar risk factors.  These ten pools consisted of:

1.       Consumer loans;
2.       Home equity loans;
3.       Overdraft protection lines;
4.       1-4 family residential loans;
5.       Commercial loans;
6.       Commercial real estate loans;
7.       Cash secured loans;
8.       Mortgages held for resale;
9.       Government guaranteed portion of loans; and
                         10.       DDA overdraft loans.

From those identified segments, CapitalBank further identified several homogeneous pools and applied its historical loss factor for the reserve allocation on the corresponding pool.  These identified homogeneous pools consisted of:

1.       Consumer installment loans;
2.       Home equity lines of credit;
3.       Overdraft protection lines;
4        Cash secured loans;
5.       Mortgages held for resale;
6.       Government guaranteed portions of loans; and
7.       DDA and Overdrafts in excess of 60 days.

The remaining segments were analyzed along with the total portfolio for progression through CapitalBank’s risk rating system over a rolling 36-month time frame.  The results of this migration analysis were applied to each of these segments and corresponding risk ratings for the loans.  When a loan was identified as impaired, it was removed from the corresponding segment and individually analyzed and measured for a specific allocation. If a loan was deemed collateral dependent, it was generally written down to the fair value of the collateral, less holding and selling expenses.  Along with historical loss records and migration analysis, CapitalBank also considered other additional factors pertinent to the adequacy of the loan loss reserves.

United States Securities and Exchange Commission
August 19, 2011

Additionally, beginning in the second quarter of 2009, at the recommendation of its state examiner, CapitalBank expanded and granularized the segments within the commercial real estate loans segment of the allowance calculation.

In the last quarter of 2010, CapitalBank changed its methodology and allowance calculation at the recommendation of its FDIC examiner. CapitalBank now uses a rolling 12-month average loss factor by call report type.  Loans determined to be impaired are still pulled out for individual measurement and are not part of the FAS5 calculation.

Historical Charge-Offs

Historical charge-offs by loan category for each quarter ended in 2009 and 2010 and for the quarters ended March 31, 2011 and June 30, 2011 are being provided to the Staff confidentially under separate cover.

Loss Factors

The loss factors applied to each loan of each loan category for each quarter ended in 2009 and 2010 and for the quarters ended March 31, 2011 and June 30, 2011 are being provided to the Staff confidentially under separate cover.

Historical Charge-Offs and Loss Rates for Impaired Loans

As stated above, when a loan is determined to be impaired it is removed from its respective category pool and measured for a specific allocation.  Once a loan is removed, it cannot be returned to its respective pool and therefore no longer has a loss factor assigned to it.  If the impairment analysis shows that the collateral value, less holding and sales costs, results in an amount not sufficient to repay the loan, then that difference is the impaired amount and is generally written off. Information regarding each impaired loan by type and its charge-off history for each quarter in 2009 and 2010 and the first and second quarter of 2011 is being provided to the Staff confidentially under separate cover.

During 2009 and the first three quarters of 2010, CapitalBank used a 36-month loss-migration analysis to determine the factors used in calculating its ALLL.  Losses, including charge-offs and write downs, were applied back in time for 36 months from the date of charge-off, or to date of origination if the loan was less than 36 months old.  By spreading these losses back in time, management believed it was capturing past portfolio risk for the future.  In addition, CapitalBank looked at additional factors to further adjust for risk in its portfolio when deemed necessary. Those additional factors were expanded and adjusted over time and are reviewed by management and the board of directors each quarter.  Additional factors include bank controllable items and performance ratios, as well as market driven economics such as CPI, employment, unemployment and housing numbers.

United States Securities and Exchange Commission
August 19, 2011

A number of factors influence the size and timing of charge-offs.  These factors include, but are not limited to, the pool of potential buyers for the collateral, market fluctuations due to the time it takes South Carolina courts to conclude legal proceedings, analysis of holding costs versus potential recoveries, as well as the availability of potential buyers and borrowers to find reasonable alternate financing. CapitalBank also continues to have borrowers who historically have paid as agreed but then discontinue further payments after continued financial pressures. These credits have often been difficult to anticipate and usually show no previous signs of weakness before the borrower unexpectedly changes its payment pattern.  CapitalBank continually uses the best, current information available when reviewing the allowance calculation and continually looks for ways to improve its model.  CapitalBank has made a practice of writing an asset down to “fair market value” less holding and selling costs.  However, management occasionally decides that is in CapitalBank’s best interest to liquidate or exit a credit early.  On those occasions, getting market value is not likely and additional write downs are required to complete the transaction.

Narrative Description of Charge-Offs by Quarter

For the three months ended March 31, 2009, charge-offs were $3.6 million.  Charge-offs in this quarter were impacted significantly by one nationally syndicated credit, which represented 71% of that quarter’s charge-offs. CapitalBank was not advised earlier of the significant potential loss. Because of the significant size of this charge-off, it was determined to be an anomaly that did not require further adjustment to loss factors as it was incorporated in loss-migration history going forward.

For the three months ended June 30, 2009, charge-offs were impacted by various write downs on speculative real estate of Community Capital’s borrowers, which was just starting to default. During this quarter, CapitalBank was actively selling notes and mortgages at a deeper discount versus completing foreclosures and continuing to incur holding and legal costs.  CapitalBank’s management significantly increased the provision in response to the continuing deterioration in the real estate market, as well as adding an additional factor to its calculation for unknown/unidentified risk.

For the three months ended September 30, 2009, charge-offs were just over $900,000 and the provision was $6.0 million. CapitalBank’s management sought to further buffer itself for future weaknesses in the real estate market.  CapitalBank added yet another additional factor for risk within the A&D portfolio to try and capture the risk of an oversupply of residential developments with limited willing buyers.

For the three months ended December 31, 2009, charge-offs were impacted by several large residential developments failing at the same time, builder loans failing and various out-of-market participation loans, which were development related, being impaired.

For the three months ended March 31, 2010, quarterly charge-offs were primarily impacted by just two borrowers.  CapitalBank added an additional factor for the potential risk for selling loans as further discounting occurred due to sales of notes and mortgages by CapitalBank.

For the three months ended June 30, 2010, the largest write down was due to CapitalBank determining that it did not want to assume the maintenance or liability of foreclosing on a specific credit and sold the note and mortgage at a significant discount.  This one credit represented 29% of the charge-offs for that quarter. Absent that credit, CapitalBank would have funded reserves equal to charge-offs.

United States Securities and Exchange Commission
August 19, 2011

For the three months ended September 30, 2010, provision to charge-offs equaled 105%. CapitalBank did sell a note on an out-of-market and partially completed development at a significant discount to avoid the complexity of dealing with 13 out-of-state guarantors.

For the three months ended December 31, 2010, 60% of the quarter’s charge-offs were due to one borrower on one project, which unexpectedly defaulted.  Absent that one credit, CapitalBank would have funded reserves equal to charge-offs. In addition, CapitalBank changed its methodology at the recommendation of the FDIC.  Loss history, rather than loss migration, is used to simplify the process and the look-back period is confined to the last 12 months to capture higher loss factors within the portfolio.  Additional factors were adjusted (again at the recommendation of the FDIC) to five standard factors:  policy, procedures and monitoring; national economic risk; local economic risk; portfolio risk; and concentration risk.

For the three months ended March 31, 2011, CapitalBank began ordering new appraisals in compliance with updated Interagency Guidance dated as of December 2, 2010. As a result, additional charge-offs were required on many credits.  Management believed this to be a one-time adjustment that was not expected to affect loss factors going forward.  Additionally, one credit represented 38% of the quarterly charge-off.

For the three months ended June 30, 2011, four credits represented 62% of the quarterly charge-off.  Three of these credits were CRE related and one was a C&I transaction.  The three CRE-related transactions had updated appraisals ordered and therefore were further impaired.  One of the three CRE transactions was an out-of-state participation.  The C&I transaction was a full charge-off although management feels it will be successful in a future recovery from the guarantors.

As indicated above, information regarding historical charge-offs by loan category and the loss factors applied to each loan in those categories is being provided to the Staff under separate cover in an exhibit titled “CapitalBank Historical Charge Offs and Loss Factor by Loan Category.” Additionally, information regarding each impaired loan by type and its charge-off history is being provided to the Staff under separate cover in an exhibit titled “CapitalBank Impaired Loans.” These exhibits are being provided on a confidential and supplemental basis pursuant to Rule 12b-4 of the Exchange Act and Rule 418 of the Securities Act.  Counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof and has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Exhibit 8.1

17.	We note the first sentence of the last paragraph on page 3. Counsel may limit reliance with respect to purpose, but not person. Please arrange for counsel to revise accordingly.

Response to Comment 17:

Pursuant to the Staff’s comment, McGuireWoods LLP (“McGuireWoods”) will revise the first sentence of the last paragraph on page 3 of its opinion letter to remove the limitation on reliance on the opinion letter by any other person or entity.

United States Securities and Exchange Commission
August 19, 2011

18.
We note the second sentence of the last paragraph on page 3 and the first sentence of the first paragraph on page 4. The opinion must speak as of the date of effectiveness. Please arrange for counsel to revise accordingly or confirm that you will refile the opinion on the date of effectiveness.

Response to Comment 18:

Park Sterling confirms that the opinion of McGuireWoods will be refiled on the date of effectiveness. The opinion, as so refiled, will contain the revisions referenced in the responses to Comments 17 and 19.

19.	Revise the opinion to eliminate the third assumption. It is not appropriate to assume legal conclusions, including the validity of the Agreement.

Response to Comment 19:

Pursuant to the Staff’s comment, McGuireWoods will revise its opinion to eliminate the third assumption.

Exhibit 8.2

20.	We note the first sentence of the last paragraph on page 2. Counsel may limit reliance with respect to purpose, but not person. Please arrange for counsel to revise accordingly.

Response to Comment 20:

Pursuant to the Staff’s comment, Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”) will revise the first sentence of the last paragraph on page 2 of its opinion letter to remove the limitation on reliance on the opinion letter by any other person or entity.

21.	Please arrange for counsel to revise to state that the opinion speaks as of the effective date or confirm that you will refile the opinion on the date of effectiveness.

Response to Comment 21:

Community Capital confirms that the opinion of Nelson Mullins be refiled on the date of effectiveness. The opinion, as so refiled, will contain the revision referenced in the response to Comment 20.

United States Securities and Exchange Commission
August 19, 2011

Park Sterling and Community Capital believe the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter.  If you have further questions or require additional clarifying information, please call David Gaines, Chief Financial Officer of Park Sterling, at (704) 323-4302 or the undersigned at (704) 343-2174.

Very truly yours,

/s/ P. Christian Scheurer
P. Christian Scheurer

cc:           James C. Cherry
David L. Gaines
Richard W. Viola
Nikki Lee